Exhibit 99.1

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company’s primary market risk is its interest rate risk. The Company does not engage in trading activities and its foreign currency risk and commodity price risk is immaterial.

The Company is exposed to the impact of interest rate changes primarily through its borrowing activities. As part of the Company’s risk management policy, it tries to minimize interest rate risk whenever possible. During Fiscal 2004, the Company obtained a real estate mortgage loan to help finance its new headquarters facility. The financing obtained was an $8.0 million, 10-year maturity, variable-rate loan based on one-month LIBOR plus 1.00% (see Note 8 to the accompanying Consolidated Financial Statements for additional details). In order to minimize the risk of exposure related to variations in cash flows over the life of the financing, in August 2004, the Company entered into a $4.0 million, 10-year interest rate swap agreement under which the Company receives one-month LIBOR plus 1.00% and pays a 5.67% fixed rate. The swap modifies the Company’s interest rate exposure by effectively converting 50% of the real estate loan from a variable rate to a fixed rate in order to hedge against the possibility of rising interest rates during the term of the loan.

As of December 31, 2005 and January 29, 2005, the swap’s notional amount was $3,466,667 and $3,833,333, respectively (notional amount is reduced $33,333 each month). The fair value of the swap, as of December 31, 2005 and January 29, 2005 was $11,996 favorable and $106,000 unfavorable, respectively. (See Note 2 to the accompanying Consolidated Financial Statements for additional details).

The Company has performed a sensitivity analysis as of December 31, 2005, using a modeling technique that measures the change in the fair values arising from a hypothetical 10% increase and a 10% decrease in the levels of interest rates across the entire yield curve, with all other variables held constant. The analysis covers the Company’s long-term debt and interest rate swap. The analysis uses actual maturities for the debt and interest rate swap. The interest rate swap is valued using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates derived from observed market interest rate curves. The discount rates used in the net present value calculations were based on the market interest rates in effect at December 31, 2005. The sensitivity analysis indicated that a hypothetical 10% increase in interest rates would result in an $80,000 gain in the fair value of the interest rate swap. This gain in fair value on the swap is offset by an equal amount increase in interest expense from the unhedged portion of the real estate loan. The opposite results occurred with a hypothetical 10% decrease in interest rates, which resulted in an $73,000 loss in the fair value of the interest rate swap. This loss in fair value on the swap is offset by an equal amount decrease in interest expense from the unhedged portion of the real estate loan. Through the use of the interest rate swap on the real estate loan, the Company has minimized its exposure to changes in interest rates from its existing real estate loan and interest rate swap.

While these are the Company’s best estimates of the impact of the specified interest rate scenarios, actual results could differ from those projected. The sensitivity analysis presented assumes interest rate changes are instantaneous, parallel shifts in the yield curve. In reality, interest rate changes of this magnitude are rarely instantaneous or parallel.

Counterparty risk relates to the loss the Company could incur if its swap counterparty defaulted on the interest rate swap. The Company entered into a master agreement with its counterparty that allows netting of swap positions in order to manage this risk.